

December 12, 2013

<u>Via E-mail</u>
Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MI 56538-0496

     Re: Otter Tail Corporation
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 0-53713

Dear Mr. Moug:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data, page 63</u>

<u>Consolidated Statements of Income, page 66</u>

1. We note disclosure throughout your filing that you generate revenue from products as well as services in your non-regulated businesses. Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief